Yukon-Nevada Gold Corp.
490-688 West Hastings Street
Vancouver, B.C. V6B 1P1
Tel: (604) 688-9427 - Fax: (604) 688-9426

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at Okanagan Room, Four Seasons Hotel, 791 West Georgia
Street, Vancouver, British Columbia
on Friday, May 18, 2007 at 10:00 a.m. (local time)

Report of Voting Results

In accordance with part 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

	Brief Description of Matter	Outcome of Vote
1	Appointment of KPMG, LLP as auditors of the Company.	Carried
2	To authorize the Directors to fix the Auditor’s remuneration.	Carried
3	To determine the number of Directors at eight.	Carried
4
To elect as following directors for the ensuing year or until their successors are elected or appointed:

     E. Lynn Patterson
     Graham C. Dickson
     R.J. (Don) MacDonald
     John R.W. Fox
     Robert E. Chafee
     Neil J Steenberg
     Peter Holbek
     Iain Harris
Carried
5
To pass a special resolution to approve the statutory plan of arrangement (the “Arrangement”) between the Company and Queenstake Resources Ltd. (“Queenstake”), providing for the business combination of the Company and Queenstake to create Yukon-Nevada Gold Corp. (“Yukon-Nevada”).
21,898,113 votes in favour 59,725 votes against 4,690,639 votes abstained.
6
To pass an ordinary resolution approving the issuance by the Company pursuant to a private placement, in connection with the Combination Agreement with Queenstake, of such number of securities that could result in Yukon-Nevada issuing or making issuable up to 94,500,000 common shares in its capital, as more particularly described in and subject to the restrictions described in the Circular.
Carried
7	Conditional upon the Arrangement being approved, to approve the proposed stock option plan for Yukon-Nevada as described in the Circular.	16,962,563 votes in favour 4,995,275 votes against 4,690,639 votes abstained

With the exception of items 5 and 7, none of the aforesaid matters was conducted by ballot.